Filed Pursuant to Rule 433

Registration No. 333-181741

June 18, 2012

Final Term Sheet

TCF Financial Corporation

6,000,000 Depositary Shares, Each Representing a 1/1,000th Interest in a Share of Series A Non-Cumulative Perpetual Preferred Stock

Issuer:	TCF Financial Corporation
Security:	Depositary Shares, Each Representing a 1/1,000th Interest in a Share of Series A Non-Cumulative Perpetual Preferred Stock
Size:	$150,000,000 (6,000,000 depositary shares)
Over-allotment Option:	$22,500,000 (900,000 depositary shares)
Term:	Perpetual
Expected Ratings*:	BB+ (S&P) / BB- (Fitch)
Liquidation Preference:	$25,000 per share (equivalent to $25 per depositary share)
Dividend Rate (Non-Cumulative):	At a rate per annum equal to 7.50% from the date of issuance
Dividend Payment Dates:	1st day of March, June, September and December of each year, commencing on September 1, 2012
Optional Redemption:

The Series A Preferred Stock may be redeemed at TCF Financial Corporation’s option (i) in whole or in part, from time to time, on or after June 25, 2017 or (ii) in whole, but not in part, prior to June 25, 2017 upon the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, in each case at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends for prior dividend periods and accrued but unpaid and undeclared dividends for the then-current dividend period to the redemption date. Neither the holders of Series A Preferred Stock nor holders of depositary shares will have the right to require the redemption or repurchase of the Series A Preferred Stock.

Trade Date:	June 18, 2012
Settlement Date:

June 25, 2012 (T + 5)

We expect that delivery of the depositary shares will be made against payment therefor on or about the closing date specified on the cover page of prospectus supplement, which will be the fifth business day following the date of the pricing of the depositary shares. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade depositary shares on the date hereof or on the following business day will be required, by virtue of the fact that the depositary shares initially will settle in T+5 to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of depositary shares who wish to trade depositary shares prior to their delivery hereunder should consult their own advisor.

Public Offering Price:	$25 per depositary share
Underwriting discounts and commissions:	$0.7875 per depositary share
Net Proceeds (before expenses) to Issuer:	$145,275,000
Joint Book-Running Managers:	Morgan Stanley & Co. LLC UBS Securities LLC
Co-Managers:	RBC Capital Markets, LLC Stifel, Nicolaus & Company, Incorporated
Listing:	We intend to apply to list the depositary shares on the New York Stock Exchange under the symbol “TCBPRB.”
CUSIP/ISIN:	872277207 / US8722772071

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649 or  UBS Securities LLC at 877-827-6444 (ext. 561-3884).